Teekay Shuttle Tankers Usd 200 million senior unsecured bond Issue 27 July 2017 Exhibit 99.1

Forward Looking Statements In addition to historical information, this presentation contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. Forward-looking statements in this presentation include, in particular, statements regarding: the financing and recapitalization transactions proposed by Teekay Offshore Partners L.P. (the “Partnership”) and the expected effects of the completion of such transactions on the financial condition, operating results and prospects of the Partnership and Teekay Shuttle Tankers; expected oversubscription of Teekay Shuttle Tankers' refinancing; future growth prospects, business strategy and other plans and objectives for future operations; trends relating to results of operations and revenues and expenses; expectations regarding competition in the markets it serves; the Partnership's ability to leverage to its advantage the Partnership’s relationships and reputation in the shipping industry; shuttle tanker market fundamentals and trends, including the balance of supply and demand in the shuttle tanker market and changes in rates; new fields under development; expected increases in production in key shuttle tanker basins; prospects for production in the Flemish Pass basin; expected tightening of North Sea shuttle tanker market; expected growth in demand from Brazil offshore fields, including the emergence of Total in this market; estimated annual CFVO(1) of the Partnership’s East Coast of Canada shuttle tankers. Forward-looking statements are necessary estimates reflecting the judgment of senior management, involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to, those factors discussed in - Section 6: Risk Factors - of this presentation and other factors discussed in the Partnership's filings from time to time with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2016. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based. Refer to slide 50 for description of non-GAAP measures

Summary of Risk Factors The risk factors below are a summary of the risk factors included in this presentation related to the Bonds and you should carefully consider the risk factors included in the presentation, among other things, before making any investment decision related to the Bonds. The order of appearance is not intended to indicate importance or likelihood of occurrence. The Partnership’s and its subsidiaries' (together the "Group") principal assets and operations are located in Brazil, the North Sea and Canada. Any adverse change in the economic or political environment or policies in Brazil, Norway, Canada or any the Group’s other business markets may harm the Group’s operations and seriously affect the profitability and possibly the viability of the Group’s business. The Group will operate in markets which are governed by regulatory regimes which may be subject to change. If regulations change, or if the Group or its partners fail to abide by regulations, then the Group may lose rights or suffer fines or other penalties. Activities in the shuttle tanker/oil transportation sector are inherently risky, and the extreme conditions in which many of our vessels operate can be dangerous and our operations may be subject to interruption. The Group’s business is sensitive to national and global financial market changes that may reduce liquidity in the capital markets, cause market volatility, increased exposure to interest rate and credit risks, reduced access to capital markets or reduced earnings from its operations, any of which may have an adverse effect on the Group’s earnings and cash flow. The Group’s insurance and indemnities may not adequately cover all risks, losses or expenses. The Group is dependent on its executive and senior management teams’ expertise. The loss of key personnel and the failure to successfully recruit replacements could have a material adverse effect on the Group’s operations and business. The Group is dependent on Teekay Corporation and certain subsidiaries to provide substantially all personnel and services required for its operations pursuant to a comprehensive management agreement. The Group’s operations will be subject to regulations and restrictions governing workplace health and safety, as well as environmental requirements, social impacts, and other laws and regulations; violation of any such regulations could adversely affect the Group’s operations and business. The Group’s operations may be subject to seasonal fluctuations. Uncertainties with respect to the legal systems in which the Group operates could limit the protections available to the Group. In particular the Group’s primary material agreements and operations are governed by laws which may be subject to uncertain interpretation. The trading price of the Bonds may be substantially volatile, there may be no liquid market for the Bonds and the price of the Bonds will be subject to risks of interest rate and currency fluctuation. The Group may not have sufficient funds to make required interest payments on the Bonds, to redeem the Bonds upon any change of control event or to repay the Bonds upon maturity. The Group’s ability to repay or refinance its debt obligations, including the Bonds, will depend on certain financial, business and other factors, many of which are beyond the Group’s control.

Table of Contents Section 1:Introduction Section 2: Teekay Shuttle Tankers Overview Section 3: Shuttle Tanker Market Overview Section 4:Financial Summary Section 5:Summary Section 6:Risk Factors Section 7:Appendix

Executive Summary Teekay Offshore Partners' carve-out "Teekay Shuttle Tankers" is contemplating issuing $200 million of new senior unsecured bonds With reference to the press release as of July 26, Teekay Offshore Partners L.P. (“TOO”) is in the process of bringing in a third party equity sponsor, Brookfield Asset Management (“Brookfield”), to acquire a majority common unit ownership position in TOO for a total cash consideration of $610 million Brookfield is one of the world’s leading alternative asset managers with a focus on property, renewable power, infrastructure and private equity If completed, this investment will strengthen the balance sheet and provide financial support to TOO The proposed transaction is contingent on various closing conditions, including TOO “carving-out” Teekay Shuttle Tankers into a wholly-owned, non-recourse entity, which will own all of TOO’s shuttle tankers (including newbuildings) and be the world’s largest owner and operator of shuttle tankers Teekay Shuttle Tankers will have a conservative capital structure, with stable and growing cash flows, which will enable it to further build on its leading market position The Teekay Shuttle Tankers transaction includes: Refinancing/novating ~$1.1 billion of secured debt at/to Teekay Shuttle Tankers Issuance of $200 million of 5-year senior unsecured bonds at Teekay Shuttle Tankers Teekay Shuttle Tankers taking over $252 million of remaining capex related to three newbuildings TOO funding $90 – $100 million of working capital at Teekay Shuttle Tankers TOO will offer to switch from existing TOP02, TOP04 and TOP05 bonds into the new Teekay Shuttle Tankers bonds, depending on certain criteria Targeted closing of all parts of the transaction by early / mid-August 2017

Strategic Partnership with Brookfield

Teekay Shuttle Tankers will be a new, non-recourse entity that will own TOO's existing and future shuttle tanker business

- TOO to benefit from Brookfield's strong sponsorship and experience as an infrastructure and energy investor[1]
- TOO management and operations will remain intact
- TOO ownership post-transaction
  - GP – TKC 51% / 49% Brookfield
  - LP – Brookfield 59% / TKC 14% / public unitholders 27%
- Creation of Teekay Shuttle Tankers, including a new $200m bond, is a key component of Brookfield's investment
- Brookfield has the option to increase its GP ownership stake to 51% at the appropriate time[2]


Brookfield
Teekay Corporation (TKC)
Public Unitholders
49%
Teekay Offshore GP (2)
51%
Voting Control 100%
14%
59%
Teekay Offshore Partners LP (TOO)
27%
Teekay Shuttle Tankers
100%
100%(3)
32 Shuttle Tankers(4)
100%(5)
FPSO
100%(6)
FSO
100%
DP Towage
100%
UMS

(1) Transaction with Brookfield expected to close in Q3 2017; closing is subject to various closing conditions
(2) TKC has granted Brookfield an option to purchase from it an additional 2% GP interest upon receipt of certain change of control consents
(3) Includes six shuttle tankers owned 50% by Teekay Shuttle Tankers
(4) Includes three East Coast Canada ("ECC") shuttle tanker newbuildings (delivery in 2017/2018), and two newbuildings contracted to Statoil (delivery in 2019/2020)
(5) Includes two FPSO units owned 50% by TOO
(6) Includes one FSO unit owned 89% by TOO

6

Teekay Shuttle Tankers Bond Offering: Key Terms Issuer: Teekay Shuttle Tankers LLC, a company incorporated in the Marshall Islands Initial Issue Amount: USD 200 million Maximum Issue Amount: USD 250 million through one or more Tap Issues Status of the Bonds: Senior Unsecured Settlement Date: 15 August 2017 Maturity: 15 August 2022 (5.0 years after the Settlement Date) Coupon: [●]% per annum, semi-annual interest payments Issue Price: 100% of par value Amortization: The Bonds shall be repaid in full at the Maturity Date at 100% of par value (plus accrued interest on redeemed amount) Use of Proceeds: Net proceeds shall be used for (i) part settlement of the Issuer's acquisition of 30 shuttle tankers (including 3 newbuildings) from Teekay Offshore Partners L.P (with related financing) and (ii) general corporate purposes(1) Financial Covenants: Free Liquidity to be equal or greater than (i) USD 35,000,000 and (ii) 5% of Total debt LTM CFVO(2) to aggregate total interest expenses and installments ("DSCR(3)") of ≥ 1.20x Net Debt(2) / Total Capitalization of maximum 75% Dividends: DSCR(4) of ≥ 1.25x Other terms: Standard including inter alia: Mergers/de-mergers restrictions Continuation of business Disposal of business restrictions Financial indebtedness restriction Change of Control Cross default Put Option Event: Bondholder put option at 101% of par value upon a Change of Control Event Call Options: Non-callable Buy-back Offer: Conditional buy-back of TOP02 (ISIN NO 0010635329), TOP04 (ISIN NO 00110670128) and TOP05 (ISIN NO 0010700909) Governing Law: Norwegian Law Listing: The Issuer shall within 6 months of the Settlement Date apply for the Bonds to be admitted to listing on Oslo Stock Exchange Trustee: Nordic Trustee ASA Managers: DNB Markets (Global Coordinator), Danske Bank, Nordea, Swedbank Funds flowing through to TOO will be used to partly repay TOO’s existing NOK bonds and associated cross currency swaps Refer to slide 50 for description of non-GAAP measures DSCR covenant to be tested for the first time 12 months after Settlement DSCR test shall apply only for Dividends made from the date falling 12 months after Settlement Date

Key Teekay Shuttle Tankers' Investment Highlights

1 Market leader in specialized industry with high barriers to entry	▪ Market leader controlling ~40% of the world's shuttle tanker fleet ▪ High barriers to entry including cost, operational expertise, and customer relationships ▪ Teekay is embedded in multiple parts of the offshore oil production and transportation value chain with a specialized fleet of complementary units (FPSOs, FSOs, UMS rigs, towage vessels)
2 First class operator with a blue chip customer base	▪ Teekay Group has over 40 years of experience in energy production and transportation ▪ Exceptional utilization and safety track record ▪ Diversified, blue chip customer base ▪ Scale and efficiencies continue to drive costs downward
3 Strong cash flow generation and revenue visibility	▪ $2.5bn(1) of contracted revenue(2) and average remaining duration of 4.2 years ▪ Strong financial profile with Net debt(2) / CFVO(2) of 4.0x (Q1'17 PF) ▪ East Coast Canada operations to add an estimated incremental CVFO of $40m annually ▪ Teekay's shuttle tanker business has produced stable results throughout the energy cycle ▪ Shuttle tankers are critical to customers' oil production value chains ▪ Contracts of Affreightment (CoA) allow for higher utilization while preserving fixed rate nature of the business
4 Attractive market outlook	▪ CoA contract rates have been trending upward with steadily increasing production ▪ New fields under development expected in North Sea, Brazil, Canada and Barents Sea ▪ Global shuttle tanker fleet size decreasing rapidly ▪ No speculative newbuilds on order, only committed vessels
5 Future growth opportunities	▪ Significant opportunities expected for long-term contract business ▪ Increased activity expected in North Sea, Brazil, Canada and Barents Sea ▪ Newbuilds ordered with contracts to ensure appropriate return on capital

(1) Total forward fee-based revenues (excluding extension options and the two recent newbuildings contracted to Statoil with delivery in 2019/2020)
(2) Refer to slide 50 for description of non-GAAP measures

8

Table of Contents Section 1:Introduction Section 2: Teekay Shuttle Tankers Overview Section 3: Shuttle Tanker Market Overview Section 4:Financial Summary Section 5:Summary Section 6:Risk Factors Section 7:Appendix

Teekay Shuttle Tankers at a Glance The newly formed shuttle tanker entity (“Teekay Shuttle Tankers”) will be the world’s largest owner and operator of shuttle tankers Shuttle tanker franchise has owned and operated shuttle tankers since the inception of the shuttle market in the 1970s Fleet of 32(1) owned shuttle tankers equipped with dynamic positioning systems and retractable azimuth thrusters allowing them to offload from offshore fields Two newbuilds, ordered in July 2017, will operate for Statoil in the North Sea from 2019/2020 under existing master service agreement; the vessels will have technologies to increase fuel efficiency and to control emissions Fleet continues to be managed by Teekay Vessels on long-term contracts to high quality counterparties with $2.5 billion(2) of contracted revenue backlog Corporate headquarter in Stavanger, Norway; administration and management offices in Vancouver, Canada and Rio de Janeiro, Brazil Key financial metrics (Q1’17) LTM Net Voyage Revenue(3) (m): $449.5 LTM CFVO(3) (m): $251.4 Total assets (m): $1,648 Net debt(3) / LTM CFVO(3) (Pro forma): 4.0x Includes three ECC shuttle tanker newbuildings (delivery in 2017/2018), and two newbuildings contracted to Statoil (delivery in 2019/2020) Total forward fee-based revenues (excluding extension options and the two recent newbuildings contracted to Statoil) Refer to slide 50 for description of non-GAAP measures

Teekay Shuttle Tankers’ Strategy Generate stable cash flows through a diversified portfolio of charter contracts with strong counterparties Pursue sustainable long-term growth to further build on leading market position Provide consistent delivery of superior customer service Maintain a conservative financial strategy with focus on balance sheet strength and financial flexibility

Teekay Shuttle Tankers is the Leading Shuttle Tanker Operator Sources: Fearnley Research Services (July 2017), Clarkson Research Services (July 2017), company websites Fleet as of July 2017 Includes six shuttle tankers in which Teekay Shuttle Tankers has a 50% ownership interest Includes vessels owned by both Knutsen NYK and KNOT Offshore Partners L.P. (NYSE: KNOP) There are currently only seven newbuild shuttle tankers to be delivered in 2017-2019 (all ordered against long-term contracts) Top two players own ~70% of the global shuttle tanker fleet (1) (2) (3)

Seismic Subsea Production Storage Terminals Shuttle Tankers are Essential to Our Customers TOO is focused on the more stable production part of the oil supply chain Floating Production, Storage and Off-loading (FPSOs) Shuttle tankers DP Towing vessels Unit for Maintenance and Safety (UMS) Floating Storage and Off-loading (FSOs) Exploration / Drilling Transportation Exploration – more sensitive to oil prices Production – less sensitive to oil prices

Highly Specialized Business with Significant Barriers to Entry Ship-based alternative to pipelines since the 1970s, providing more favorable cost solution, destination flexibility and ability to segregate cargoes Designed to load in harsh weather and in close proximity to oil field installations using sophisticated dynamic positioning (DP) and loading systems Superior technology in deep water and harsh environments as well as remote locations Shuttle tankers = Floating pipelines High barriers to entry Relatively small, niche market with few competitors and no spot market Highly specialized vessels, with higher cost to design, construct and operate, compared to conventional oil tankers Subject to higher industry specifications High level of operational expertise and proven track record required Oil field installation Pipeline Shuttle tanker Refinery / Terminal

Expertise in Deepwater and Harsh Environments 2 3 1 # of shuttle tankers operated by Teekay Shuttle Tankers # of shuttle tankers operated by competitors Teekay Shuttle Tankers has the largest fleet of shuttle tankers and the most experience operating in deepwater and harsh environments 2 1 3 Sources: Fearnley Research Services (February 2017), company websites Note: Teekay Shuttle Tankers include 3 vessels chartered-in

Stable and Growing Cash Flows Teekay Shuttle Tankers benefits from a high quality, diversified customer base and forward revenue backlog of $2.5(1) billion (excluding options) with average contract duration of 4.2 years Balanced fleet employment Diversified customer base Revenue backlog Top 10 comprise ~90% of forecasted 2017 revenue CoA (30%) Time Charter (37%) Bareboat (33%) 10,455 Total operating days in 2016 CoA (16%) Time Charter (81%) Bareboat (3%) $2.5bn(1) Existing & growth projects(2) Note: As of 1 January 2017 Total forward fee-based revenues (excluding extension options and the two recent newbuildings contracted to Statoil with delivery in 2019/2020) Forward revenues from East Coast Canada committed growth projects

Teekay Shuttle Tankers’ Operating Costs Trending Downward North Sea fleet only Scale and efficient operations have continued to reduce operating costs Teekay Shuttle Tankers’ North Sea operating expenses have been declining since 2008 due to focused and ongoing cost saving initiatives Savings primarily achieved through: Shift in manning model to employ more ratings (skilled seafarers) and officers from the Philippines Greater integration of ship management with the overall business Strong focus on supply chain costs Strong operational performance (>98% vessel availability over past 5 years) Shuttle tanker opex(1)

Strong Cash Flow Generation Throughout the Energy Cycle Teekay Shuttle Tankers has shown stable cash flow and improving margins Source: TOO filings Note: Figures net of time charter expense Refer to slide 50 for description of non-GAAP measures CFVO(1) expected to grow with delivery of three ECC newbuildings (annual CFVO(1) contribution of ~$40 million) and six new CoA contracts with start-up during 2017 and 2018 CFVO(1) CFVO(1) margin

East Coast Canada Shuttle Tanker Newbuildings Project In June 2015, Teekay Offshore was awarded contract to be the sole supplier and operator of shuttle tankers services for East Coast Canada (“ECC”) 15-year contracts (plus 5x1 extension options) with a consortium of 9 oil companies Estimated annual CFVO(1) of ~$40 million 3 Suezmax DP shuttle tankers ordered from Samsung for a total cost of $372 million Construction is in progress for all vessels (currently 85%, 70% and 50% complete) with scheduled deliveries in 2H-2017 and 1H-2018 $250 million debt facility secured and in the process of securing a new $266 million long-term facility Mosbacher Operating Ltd. Canada Hibernia Holding Corporation Flemish Pass Terra Nova White Rose Hebron Hibernia Refer to slide 50 for description of non-GAAP measures

Table of Contents Section 1:Introduction Section 2: Teekay Shuttle Tankers Overview Section 3: Shuttle Tanker Market Overview Section 4:Financial Summary Section 5:Summary Section 6:Risk Factors Section 7:Appendix

Shuttle Tanker Market Expected to Continue Tightening Source: Clarksons Research Services (July 2017), Factset, Teekay Day rates and utilization reflect the strong underlying fundamentals Global shuttle tanker utilization is increasing due to: Increased demand: New fields coming on-stream faster than old fields rolling off Reduced supply: No uncommitted newbuilds on order and aging fleet with significant retirements expected before 2020 No free capacity in the market Teekay Shuttle Tankers’ fleet at near full utilization CoA rates up 40% over the past four years Shuttle tanker CoA rates CoA rates have been improving as shuttle tanker competitors are not able to guarantee offtake beyond 2018 Utilization

Oil Field(s) Start date Customer Glen Lyon Kraken Catcher Åsgard / Gina Krog Njord / Tampen Gullfaks May 2017 Jul 2017 Jan 2018 Jan 2017 Jan 2017 Jan 2017 New CoA contracts driving higher CoA utilization New North Sea CoA Contracts Validate Teekay Shuttle Tankers’ Strong Position

Global Shuttle Tanker Fleet is Shrinking Current total fleet count is 71 vessels with a total capacity of 8.8 mdwt Average vessel age is more than 10 years Firm cap on trading vessels after 20 years old No speculative newbuild orders Conversion of existing tankers to shuttle tankers is sub-economic All-in cost of conversion is approximately the same as a newbuild Increasing regulatory requirements expected to put further pressure on supply Projected increase in demand combined with expected shrinking global fleet creating requirement for new vessels Source: Fearnley Research Services (February 2017), Clarkson Research Services (February 2017) A significant portion of the fleet is expected to retire within the next few years Newbuilds Fleet 22 vessels will be 20 years or older by 2020 Vessel deficit

Production in Key Shuttle Tanker Basins is Increasing Primarily due to growth in Brazil pre-salt production Oil production in the North Sea and East Coast Canada also expected to increase moderately Source: Rystad Energy (January 2017) - Crude oil production in key shuttle tanker basins Expected to increase by over one million bbls/day between 2016 and 2025

North Sea Shuttle Tanker Market Expected to Tighten

Stable production combined with aging fleet provides favorable market outlook

- Production expected to remain well above 1,000,000 bbl/d
- Vessel count expected to reduce from 25 shuttle tankers in 2016 to just 14 in 2021
- Barents sea – Norway's new oil province:

  "With the anticipated startup of Johan Castberg, Wisting and Alta/Gohta, the total Barents Sea production may go beyond 500 kboe/d." - Rystad Energy

- Estimated 4-6+ newbuildings required in the North Sea from 2019 onwards

Total Crude prod. on North Sea shuttle tanker fields


kbbl/d
1,400
1,200
1,000
800
600
400
200
0
2010
2011
2012
2013
2014
2015
2016
2017E
2018E
2019E
2020E
2021E
2022E
2023E
2024E
2025E

Vessel supply and demand


# of vessels
25
20
15
10
5
0
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
25
24
24
23
19
18
16
15
14
13
12
6
4
4
1
2
4
3
5
6
4
9
4
Trading vessels
Shortage, sanctioned
Shortage, not sanctioned
Demand (sanctioned)
Demand (all)

Source: GlobalData (January 2017), Clarksons Research Services (January 2017), Teekay estimates, Rystad Energy (January 2017)

25

Brazil Offshore Remains a High Growth Region Crude oil production from Brazil offshore fields serviced by shuttle tankers is expected to increase by ~1.3 million barrels over the next decade Petrobras projects 34% increase in liquids production between 2017 and 2021 Shell is a license partner in several new Brazil offshore fields Libra – 20% Lula – 25% Sapinhoa – 30% Iracema – 25% Berbigao – 25% Source: Petrobras Business Plan (September 2016) Petrobras’ divestment program, combined with regulatory changes opens the possibility of acceleration of the production with the participation of new players that are expected to drive the future non-Petrobras shuttle demand Total is set to become a major player in Brazil Acquisitions from Petrobras in the Pre Salt province Iara – 22.5% of the rights in the concession Lapa – 35% of the rights and operatorship of the producing field Libra – 20% Shuttle tanker demand is closely linked to the pre-salt production Total Crude prod. on Brazil shuttle tanker fields

East Coast Canada Shuttle Tanker Market Continues to Develop In 2015, TOO took over as the only current supplier of shuttle tanker services in the East Coast Canada offshore market 15-year contracts (plus extension options) for 3 shuttle tankers with a consortium of 9 oil companies Est. $40 million of annual CFVO(1) Flemish Pass exploration offers potential for further growth Statoil drilling campaign at Bay du Nord has added confirmed reserves of 300-600 million barrels Mizzen reserves estimated at 100-200 million barrels Harpoon reserves under evaluation Statoil has 65% in all of the licenses with Husky owning the remaining stake Production expected to start after 2020 with an estimated requirement for 2 additional shuttle tankers to service the fields Statoil maturing prospects in the Flemish Pass basin Source: Teekay estimates, Statoil company website Refer to slide 50 for description of non-GAAP measures

Table of Contents Section 1:Introduction Section 2: Teekay Shuttle Tankers Overview Section 3: Shuttle Tanker Market Overview Section 4:Financial Summary Section 5:Summary Section 6:Risk Factors Section 7:Appendix

Creation of Teekay Shuttle Tankers

New non-recourse entity for existing and future wholly-owned shuttle tanker business

Summary of Key Steps

1. $1.1 billion(1) of existing secured debt associated with TOO's shuttle tanker assets to be novated to Teekay Shuttle Tankers or refinanced through a new Teekay Shuttle Tankers secured debt facility
   a) Novate ~$410 million of existing secured bank debt associated with certain assets to Teekay Shuttle Tankers ($250 million(1) East Coast Canada ("ECC") financing and $143 million U.S. Private Placement ("USPP"))
   b) Novate / refinance JV debt (2 vessels), severally guaranteed by Stena and ShuttleCo. Novate JV debt relating to Stena Spirit
   c) Refinance all other shuttle tanker related debt into a new $600 million secured bank facility, that is non-recourse to TOO
2. Issuance of $200 million of new 5-year senior unsecured bonds (existing TOO NOK bondholders offered to roll portion of bondholdings into new Teekay Shuttle Tankers bonds)
3. $252 million of remaining capex related to the ECC vessels under construction will become a Teekay Shuttle Tankers obligation

Post-Transaction


1
$1.1bn Secured Debt
2
$200m bonds
3
$252m remaining ECC Capex
TOO
100%
Teekay Shuttle Tankers

(1) Including $250 million ECC debt facility ($76 million drawn as of June 30, 2017) which is intended to be refinanced with a $266 million long-term facility

29

Teekay Shuttle Tankers Pro Forma Capitalization

Strong financial profile with Net debt[(1)] / CFVO[(1)] of 4.0x[(2)]

Pro forma[(2)] (3/31/17)	($ in millions)	
Cash and cash equivalents[(3)]	$100.0	
USPP	143.3	1a
ECC debt[(4)]	59.2	1a
Stena Spirit	19.9	1b
New secured bank debt	600.0	1c
Joint venture financing	71.2	1b
Total secured debt	893.5	
New unsecured bonds	200.0	2
Total debt	$1,093.5	
Credit metrics non-GAAP treatment		
Q1'17 LTM CFVO[(1)] (m)	$251.4	
Total debt / CFVO[(1)]	4.3x	
Net debt[(1)] / CFVO[(1)]	4.0x	

- New non-recourse capital structure to be put in place at Teekay Shuttle Tankers
- Initial cash position of $100 million[(3)] provide working capital liquidity and dry powder to grow fleet
- Conservative leverage at 4.0x[(2)] Net debt[(1)] / CFVO[(1)]
- Attractive credit profile further supported by a revenue backlog of $2.5[(5)] billion and an appraised charter-free fleet value of $1.9 billion
- Strong relationships with ship finance banks

(1) Refer to slide 50 for a description of non-GAAP measures
(2) Pro forma as of March 31, 2017; Giving effect to proposed key steps to be taken in establishing Teekay Shuttle Tankers
(3) Between $90 – $100 million based on final working capital needs
(4) $250 million East Coast Canada ("ECC") debt facility which is intended to be refinanced with a $266 million long-term facility. Full amount expected to be drawn-down through Q1-2018 to partially finance the remaining payments for the three newbuild ECC shuttle tankers under construction
(5) Total forward fee-based revenues (excluding extension options and the two recent newbuildings contracted to Statoil with delivery in 2019/2020)

30

Teekay Shuttle Tankers Key Financials and Credit Metrics Key pro forma financials(1) Net debt(2)(3) / CFVO(3) Q1’17 (Figures in USDm) 2015 2016 Q1’17 Income Statement: LTM Net revenue(3) $459.0 $446.8 $449.5 LTM CFVO(3) 256.9 250.1 251.4 CFVO(3) % 56.0% 56.0% 55.9% Balance Sheet: Long-term debt $1,100.4 $1,085.7 $1,093.5 Ratios: Long-term debt / CFVO(3) 4.3x 4.3x 4.3x Net debt(2)(3) / CFVO(3) 3.9x 3.9x 4.0x Pro forma as of March 31, 2017. Giving effect to proposed key steps to be taken in establishing Teekay Shuttle Tankers. Assumes cash balance of $100 million Refer to slide 50 for a description of non-GAAP measures

Teekay Shuttle Tankers Secured Debt Overview USPP ECC debt Secured bank JV financing(1) Borrower Vessel owning companies Vessel owning companies Teekay Shuttle Tankers Vessel owning companies Guarantors Non-recourse Teekay Shuttle Tankers Vessel owning companies Teekay Shuttle Tankers / Stena(2) Security vessels 2 shuttle tankers 3 shuttle tankers 21 shuttle tankers 2 shuttle tankers Facility amount (m) $143.3 $250.0(3) $600.0 $71.2 Amortization (m p.a.) Sculpted profile with balloon of $58.5m $14.8 $100.0 $12.9 Remaining maturity Q4 2023 5 years from delivery / Q3 2022 – Q1 2023 5 years / Q3 2022 4 years / Q3 2021 Interest 4.96% (Fixed) Pre-delivery: L + 300bps 1st year: L + 350bps >1st year: L + 400bps L + 300bps L + 300bps Excludes existing Stena Spirit loan facility ($19.9m balance at June 30, 2017) maturing in September 2018 which will be guaranteed by Teekay Shuttle Tankers and Stena on a 50/50 several basis; Excludes Stena Sirita which will be unencumbered in the pro forma structure Guarantees on a 50/50 several basis $76.0 million drawn as of June 30, 2017 Teekay Shuttle Tankers has a strong group of leading maritime banks New $600 million refinancing expected to be significantly over-subscribed

AUM excludes Public Securities, cash and financial assets and other assets; Public Securities (managed by Brookfield Investment Management) AUM is approximately $11 billion and also includes real estate and infrastructure securities, real asset debt and diversified real asset strategies Core Office Core Retail Opportunistic Property $148 billion AUM Hydroelectric Wind Renewable Power $30 billion AUM Construction Services Other Business Services Energy Other Industries Private Equity $18 billion AUM Utilities Transport Energy Communications Sustainable Resources Infrastructure $32 billion AUM Brookfield Asset Management: Overview Globally leading alternative asset manager with ~$250 billion in assets under management(1) Over 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity Senior Managing Partners and Investment Committee members have an average of 27 years experience and have worked together for an average of 17 years Brookfield Asset Management is publicly listed on the New York, Toronto and Euronext stock exchanges and has a market capitalization of approximately $35 billion Brookfield has an investment grade S&P credit rating of A-

Transforming TOO's Capital Structure(1)

Stabilizing equity base	• $610 million (Brookfield) + $30 million (TKC) of new TOO common equity at $2.50 per unit plus warrants • Common unit distributions reduced to $0.01/qtr
Reducing high cost capital on preferred equity	• Pref. C-1s ($204 million) – to be retired with cash, at a discount to par (cash savings of $18m/yr) • Pref. Ds ($100 million) – to be retired with cash, at a discount to par (cash savings of $10m/yr), plus a reduction in the exercise price of the existing Series B warrants
Extending maturities on debt and swaps	• Brookfield to acquire TKC's $200 million intercompany loan to TOO at a discount to par, and Brookfield to extend loan maturity to 2022 • In the process of refinancing a significant portion of existing TOO NOK bonds due in late-2018 / early-2019 with proceeds from the proposed new, 5-year, up to $250m unsecured bond at 'carve out' Teekay Shuttle Tankers • Teekay Shuttle Tankers to secure a new, 5-year, $600m facility at Teekay Shuttle Tankers to refinance a majority of the shuttle tanker fleet and extend term • Agreement in principle to extend the mandatory prepayment on the *Arendal Spirit* UMS out to Sept 2018 • Extending put options on interest rate swaps by 2-years (2021) and releasing TKC guarantee
Capacity for growth	• Fully finances existing growth projects delivering through Q1-18 • Ordered two shuttle tanker newbuilds + options for two additional vessels

(1) Transactions expected to close in Q3 2017, subject to satisfaction of closing conditions

34

Table of Contents Section 1:Introduction Section 2: Teekay Shuttle Tankers Overview Section 3: Shuttle Tanker Market Overview Section 4:Financial Summary Section 5:Summary Section 6:Risk Factors Section 7: Appendix

Summary Future growth opportunities First class operator with a blue chip customer base Low leverage with strong cash flow generation and revenue visibility Attractive market outlook Market leader in specialized industry with high barriers to entry 1 2 3 4 5

Table of Contents Section 1:Introduction Section 2: Teekay Shuttle Tankers Overview Section 3: Shuttle Tanker Market Overview Section 4:Financial Summary Section 5:Summary Section 6:Risk Factors Section 7: Appendix

Risk Factors (1/6) Investing in the Bonds involves inherent risks. Prospective investors should carefully consider, among other things, the risk factors set out herein for the Bond Issue before making an investment decision. The list of risk factors is not exhaustive and there may be other risks relevant to the Issuer and the operations of the Group which are not stated herein. A prospective investor should carefully consider all the risks related to the Issuer, and should consult the investor’s own expert advisors as to the suitability of an investment in securities of the Issuer before making an investment decision related to the Bonds. An investment in securities of the Issuer entails significant risks and is suitable only for investors who understand the risks associated with this type of investment and who can afford a loss of all or part of the investment. Any of the following risks may adversely affect the Group’s business, operating results or financial condition. Risks related to the Group’s business and industry The Group’s assets and operations are concentrated in the Primary Jurisdictions. Any adverse change in the economic or political environment or policies in Brazil, Norway and Canada (the “Primary Jurisdictions”) may harm the Group’s operations and seriously affect the profitability and possibly the viability of the Group’s business. The Group operates in a market which is governed by regulatory regimes which may be subject to change. If regulations to which the Group or its businesses change, or if the Group or its partners fail to abide by applicable regulations or meet applicable requirements, then the Group may lose rights, suffer fines or other penalties or otherwise incur costs. Such regulatory violations could adversely affect the Group’s operations and business. The Issuer depends on Teekay Corporation to assist in operating its businesses and competing in its markets. Direct and indirect subsidiaries of Teekay Corporation provide to the Issuer all of its personnel and substantially all services it requires to run its business, including substantially all of the Issuer's managerial, operational and administrative services (including vessel maintenance, crewing, crew training, purchasing, shipyard supervision, insurance and financial services) and other technical and advisory services. The Issuer’s business will be harmed if such subsidiaries of Teekay Corporation fail to perform those services satisfactorily or if they stop providing those services. The Issuer derives a substantial majority of its revenues from a limited number of customers, and the loss of any such customer or a contract dispute with any such customer could result in a significant loss of revenues and cash flow. The loss of any of the Issuer’s significant customers or a reduction in revenues from them could have a material adverse effect on the Group’s business and results of operations and financial condition. The Issuer’s future growth depends on the ability to expand relationships with existing customers and obtain new customers. Current market conditions may limit the Issuer's access to capital. Current depressed market conditions in the energy sector may significantly reduce the Issuer's access to capital, particularly equity capital. Debt financing, refinancing or raising equity capital may not be available on acceptable terms, if at all. Incurring additional debt may increase the Group’s leverage, susceptibility to market downturns or adversely affect its ability to pursue future growth opportunities. Issuing significant additional common equity given current market conditions would be highly dilutive and costly. Lack of access to debt or equity capital at reasonable rates could adversely affect the Issuer's ability to refinance debt and finance operations. The Group’s insurance and indemnities may not adequately cover all risks, losses or expenses. The Group is unable or deems it commercially unreasonable to insure against all risks and may be exposed under certain circumstances to uninsurable hazards, losses and risks. None of the shuttle tankers are currently insured against loss of revenues resulting from vessel off-hire time, based on the cost of insurance compared to the Group's off-hire experience. Accordingly, the Group could incur substantial losses if an event which is not fully covered by insurance occurs, which would have a material adverse effect on the Group’s business, results of operations and financial condition.

Risk Factors (2/6) Over time, the value of the Issuer's vessels may decline, which could adversely affect its operating results. Values for shuttle tankers can fluctuate substantially over time due to a number of different factors. If the operation of a vessel is not profitable, or the Issuer cannot re-deploy a vessel at attractive rates upon termination of its contract, the Issuer may seek to dispose of the vessel, potentially at a loss. A continuation of the significant declines in oil prices may adversely affect the growth prospects and results of operations. Global crude oil prices have significantly declined since mid-2014. A continuation of lower oil prices or a further decline in oil prices may adversely affect the Group’s business, results of operations and financial conditions. Continuing revenue under life-of-field contracts depends upon continuing field operations and under other charter contracts will depend upon renewals or contract extensions. The duration of many of the shuttle tanker contracts to be transferred to the Issuer is the life of the relevant oil field or is subject to extension by the field operator or vessel charterer. If the oil field no longer produces oil or is abandoned or the contract term is not extended or the applicable contract renewed, the Issuer will no longer generate revenue under the related contract and will need to seek to redeploy affected vessels. If the Issuer is unable to promptly redeploy any affected vessels at rates at least equal to those under the contracts, if at all, the Group’s operating results will be harmed. Fluctuations in the utilization of our vessels may adversely affect our results of operations and financial conditions. The Issuer may experience operational problems with vessels that reduce revenue and increase costs. Shuttle tankers are complex and their operations are technically challenging and require substantial capital expenditures. Operational problems or an aging fleet may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Any of these results could harm the Issuer's business, financial condition and operating results. The nature of the Group’s operations exposes it to a wide range of environmental regulation that could result in significant environmental liabilities. The Group’s current and future operations are subject to local, national and international environmental regulations. The costs of compliance associated with changes in environmental regulations could require significant expenditures, and breaches of such regulations may result in the imposition of material fines and penalties or temporary or permanent suspension of production operations. An incident involving environmental contamination could also harm the Group’s reputation and business. The Group is dependent on its executive management, senior management team and employees with relevant experience. The Group is dependent upon its executive management team, as well as its senior management team and employees having relevant experience. The loss of such personnel and the failure to successfully recruit replacements in a timely manner, or at all, would have a material adverse effect on its business, financial condition and results of operations. The Group is subject to financial restrictions and covenants. The operating and financial restrictions and covenants in the Issuer's or the Group’s financing arrangements and any future financing agreements may restrict business activities and could adversely affect its ability to finance future operations or capital needs or to engage, expand or pursue Issuer's business activities. The Group may be adversely affected by global economic conditions. Any deterioration of the global economic environment and, particularly in the Primary Jurisdictions, could have a material adverse effect on the Group’s business, results of operations or financial condition, particularly to the extent it affects the Group’s ability to access the capital markets or obtain credit for future funding on commercially acceptable terms.

Risk Factors (3/6) The Group may be exposed to fluctuations in currency exchange rates. The Group may be exposed to currency and exchange rate fluctuations which may affect the Group’s results of operations. The Issuer may be unable to realize the expected benefit from any acquisitions of vessels from Teekay Offshore Partners L.P. or other parties. Any acquisition of a vessel may not be profitable at or after the time of acquisition and may not generate cash flow sufficient to justify the investment. Unlike newbuildings, existing vessels typically do not carry warranties as to their condition. While the Issuer will likely inspect any existing vessels prior to purchase, such inspection would normally not provide the Issuer with as much knowledge of the vessel's condition as it would possess if the vessel had been built for the Issuer and operated by it during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels operated by the Issuer since they were built. These costs could decrease the Issuer's cash flow and reduce its liquidity. The Group may be subject to legal, governmental, regulatory or arbitration proceedings that could have a material adverse effect on its business, financial position, results of operations and cash flows. The Group may be involved in material litigation, claims and disputes in the future, which may involve claims for significant monetary amounts, some of which may not be covered by insurance, or which could impose restrictions on the Group’s business operations, which claims or outcomes could have a material adverse effect on the Issuer’s reputation, business, financial position and results of operations. Marine transportation is inherently risky, particularly in the extreme conditions in which many of the Issuer's vessels will operate. An incident involving significant loss of product or environmental contamination by any of the vessels could harm the Issuer’s reputation and business. Events such as marine disasters, bad weather, mechanical failures, grounding, capsizing, fire, explosions and collisions, piracy, human error, and war and terrorism may damage vessels and their cargoes and oil production facilities. Accidents may cause death or injury to persons, loss of property, damage to the environment and natural resources, delays in the delivery of cargo, loss of revenues, liabilities or costs to recover any spilled oil or other petroleum products, liabilities or costs to restore the eco-system affected by the spill, governmental fines, penalties or restrictions on conducting business, higher insurance rates, and damage to reputation and customer relationships generally, any of which could have a material adverse effect on business, financial condition and operating results. In addition, any damage to, or environmental contamination involving, oil production facilities serviced could suspend that service and result in loss of revenues. Competition and other factors affecting demand for the Group’s services. The demand for the Group’s services will be volatile and is subject to variations for a number of reasons, including factors such as uncertainty in demand for the relevant products, declines in oil and natural gas markets, competition (including by other companies that may have greater resources than the Issuer), slowdowns in economic activities, or regulatory changes. Subject to the terms of a noncompetition agreement, Teekay Corporation and its affiliates may engage in competition with the Issuer. Fluctuations in interest rates may materially affect the Issuer’s operating results. The Group’s loans under its secured credit facilities are expected to bear interest at a floating rate based on LIBOR or NIBOR (or another commonly used rate) which will be subject to market volatility. Increases in the floating interest rate would increase the Group’s debt servicing costs, which, in turn, could have an adverse effect on the Group’s earnings and cash flow. The Group may not hedge its floating interest rate exposure under existing or future financing arrangements.

Risk Factors (4/6) Risks related to the countries in which the Group operates Political and economic policies of the governments of the Primary Jurisdictions may affect the Group’s business and results of operations. A substantial portion of the Group’s principal assets and operations are located in the Primary Jurisdictions. Any adverse change in the economic conditions or government policies in the Primary Jurisdictions could have a material adverse effect on the overall economic growth and the level of investments and expenditures in the Primary Jurisdictions, which in turn could lead to a reduction in demand for shuttle tanker services and, consequently, have a material adverse effect on the Group’s businesses. If the governments of the Primary Jurisdictions should impose greater restrictions on foreign companies and investors, the Group’s business, financial condition and results of operations could be materially and adversely affected. Allegations of improper payments may harm our reputation and business. The Group may be subject to allegations of improper payments made to authorities at state-controlled enterprises in Brazil or other jurisdictions. These allegations may give rise to penalties, fines or contract disputes, any of which could materially and adversely affect the Group’s business, financial condition and results of operations. Uncertainties with respect to the legal systems of the Primary Jurisdictions could limit the protections available to the Group and in particular the Group’s primary material agreements and operations are governed by laws which may be subject to uncertain interpretation. A substantial portion of the Group’s assets and operations are located or conducted in the Primary Jurisdictions. If disputes arise in connection with the Group’s assets or operations, the Group may be subject to the jurisdiction of the Primary Jurisdictions or other foreign courts or arbitration tribunals and may not be successful in subjecting foreign persons, especially foreign oil ministries and national oil companies, to the legal jurisdiction of the Primary Jurisdictions. The uncertainties under the laws of the Primary Jurisdictions, or the law of other relevant countries, may impede the Group’s ability to enforce the terms of any agreements entered into with the Group’s partners, service providers and suppliers that are governed by the laws of the Primary Jurisdictions or other relevant countries. Risk of war, other armed conflicts, piracy, increased hostilities and terrorist attacks. War, military tension, revolutions, piracy and terrorist attacks, or increases in such events or activities, could create or increase instability in the world’s financial and commercial markets. This may significantly increase political and economic instability in some of the geographic markets in which the Group operates or may operate in the future, and may contribute to high levels of volatility in charter rates or oil prices. In addition, oil facilities, shipyards, vessels, pipelines, oil fields or other infrastructure could be targets of future terrorist attacks or warlike operations and the Groups vessels could be targets of pirates, hijackers, terrorists or others. Armed conflicts, piracy, increased hostilities, terrorism and their effects on the Group or its markets may materially and adversely affect the Group’s business, financial position and operating results. Risks related to the taxation of the Group We may be subject to taxes in certain jurisdictions, which reduces our cash available for distribution to partners. The Group is subject to tax in certain jurisdictions in which it is organized, owns assets or has operations, which reduces the amount of cash available for distribution. Future changes in tax legislation applicable to Group entities may reduce net revenues(1). The Group has entities incorporated and resident for tax purposes in several different jurisdictions. Any changes to tax legislation or practices in which the Group entities are resident for tax purposes may have a material adverse effect on the operating results or financial position of the Issuer. Refer to slide 50 for description of non-GAAP measures

Risk Factors (5/6) Risks related to the Bonds The Bonds may not be a suitable investment for all investors. Each potential investor in the Bonds must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should have sufficient knowledge and experience to make a meaningful evaluation of the Bonds and the merits and risks of investing in the Bonds. Risk of being unable to repay the Bonds. The Group's ability to generate cash flow from operation and to make scheduled payments on and to repay or refinance its indebtedness, including the Bonds, will depend on the future financial performance of the Group. The future performance of the Group will be affected by a range of economic, competitive, governmental, operating and other business factors, many of which are beyond the Group’s control. Risks related to the market for the Bonds. There is no existing market for the Bonds, and there can be no assurance given regarding the future development of a trading market for the Bonds. The pricing of the Bonds can be volatile even if a trading market develops. Potential investors should note that it may be difficult or even impossible to trade and sell the Bonds in the secondary market. Risks related to transfer restrictions on the Bonds. As the Group is relying upon exemptions from registration under the U.S. Securities Act, applicable U.S. state securities laws, securities laws of jurisdictions outside of the U.S. (the “Securities Laws”) in the placement of the Bonds, the Bonds may only be transferred in a transaction registered under or exempt from the registration or prospectus requirements of the Securities Laws in the future. Therefore, investors may not be able to sell their Bonds at their preferred time or price. The Group cannot assure investors as to the future liquidity of the Bonds. If a trading market develops for the Bonds, the trading price of the Bonds may be volatile. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Bonds. Significant changes in exchange rates may have a material adverse effect on the value of the principal payable on the Bonds. As the Issuer will repay principal of and pay interest on the Bonds in US Dollars, significant changes to the applicable currency exchange rates due to economic, political or other factors present certain risks if an investor’s financial activities are denominated principally in a currency other than the US Dollar. Investment in the Bonds involves the risk that subsequent changes in market interest rates may adversely affect the value of the Bonds. As the Bonds bear interest at a fixed rate, an increase in applicable interest rates might make the income payable on the Bonds less attractive, and may reduce the price investors could realize on the sale of the Bonds. In addition, any inflation will reduce the real value of the Bonds over time, also affecting the price that an investor could realize on a sale of the Bonds. Prospective investors may not be able to recover in civil proceedings for U.S. securities laws violations. The Issuer is incorporated pursuant to the law of the Marshall Islands, and all of the Issuer's directors currently reside outside the United States and substantially all of its assets are currently located outside the United States. As a result, prospective investors may be unable to effect service of process on the Issuer or these individuals within the United States, or to recover on judgments of U.S. courts in any civil proceedings under the U.S. federal securities laws.

Risk Factors (6/6) The Bonds will be junior to and structurally subordinated to the Issuer’s secured debt and the debt of its subsidiaries. The Group has substantial levels of debt. The secured creditors of the Issuer will have priority over the assets securing their debt. In addition, the Bonds will be structurally subordinated to the debt of the Issuer’s subsidiaries. In the event that such secured debt becomes due or a secured lender proceeds against the assets that secure the debt, the assets would be available to satisfy obligations under the secured debt before any payment would be made on the Bonds. Any assets remaining after repayment of the Issuer’s secured debt may not be sufficient to repay all amounts owing under the Bonds. Defaults or insolvency of subsidiaries. Defaults by, or the insolvency of, certain subsidiaries of the Group could result in the obligation of the Group to make payments under any Issuer financial or performance guarantees in respect of such subsidiaries’ obligations, or cause cross-defaults on certain borrowings of the Group, including the Issuer. There can be no assurance that the Group and its assets would be protected from any actions by the creditors of any subsidiary of the Group, whether under bankruptcy law, by contract or otherwise. In addition, the global nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict. Mandatory prepayment events may lead to a prepayment of the Bonds in circumstances where an investor may not be able to reinvest the prepayment proceeds at an equivalent rate of interest. In accordance with the Bond Terms, the Bonds are subject to mandatory prepayment by the Issuer on the occurrence of certain specified events. Following any early redemption after the occurrence of a Mandatory Prepayment Event, it may not be possible for bondholders to reinvest such proceeds at an effective interest rate as high as the interest rate on the Bonds and they may only be able to do so at a significantly lower rate. The terms and conditions of the Bond Terms will allow for modification of the Bonds or waivers or authorizations of breaches and substitution of the Issuer which, in certain circumstances, may be affected without the consent of bondholders. The Bond Terms will contain provisions for calling meetings of bondholders. These provisions permit defined majorities to make decisions affecting and binding all bondholders. The Bond Trustee may, without the consent of the bondholders, agree to certain modifications of the Bond Terms and other finance documents which, in the opinion of the Bond Trustee, are proper to make. These actions may also include waivers of breaches or substitution of the Issuer. The Issuer may be unable to redeem the Bonds upon a change of control event. Upon the occurrence of a change of control event, each bondholder shall have a right of pre-payment of the Bonds as set out in the Bond Terms. However, the Issuer may not have sufficient funds to make the required redemption of Bonds, resulting in an event of default under the Bonds. Possible mandatory redemption of the Bonds. If all conditions precedent for disbursement to the Issuer are not met on the longstop date, the Issuer shall redeem the Bonds on the conditions set out in the Bond Terms.

Table of Contents Section 1:Introduction Section 2: Teekay Shuttle Tankers Overview Section 3: Shuttle Tanker Market Overview Section 4:Financial Summary Section 5:Summary Section 6:Risk Factors Section 7: Appendix

Fleet Overview

The largest high specification fleet is a competitive advantage

Teekay Shuttle Tankers with a fleet of 32 owned vessels								
#	Name	Ownership	Dwt ('000)	Built	Builder	Cargo Cap. (cbm)	DP	Contract[1]
1	Bossa Nova Spirit	100%	155,000	2013	Samsung HI	165,403	DP2	TC
2	Sertanejo Spirit	100%	155,000	2013	Samsung HI	165,403	DP2	TC
3	Samba Spirit	100%	154,107	2013	Samsung HI	165,403	DP2	TC
4	Lambada Spirit	100%	154,000	2013	Samsung HI	165,403	DP2	TC
5	Navion Gothenburg	50%	152,244	2006	Samsung HI	165,478	DP1	BB
6	Nordic Brasilia	100%	151,294	2004	Keppel FELS	173,823	DP1	BB
7	Nordic Rio	50%	151,294	2004	Samsung HI	173,823	DP1	BB
8	Navion Stavanger	100%	148,729	2003	Samsung HI	159,526	DP2	BB
9	Nordic Spirit	100%	151,294	2001	Jurong S.Y.	173,823	DP1	BB
10	Stena Spirit	50%	151,293	2001	Samsung HI	173,823	DP1	BB
11	Stena Sirita	50%	126,873	1999	Tsuneishi Zosen	138,947	DP2	TC
12	Navion Anglia	100%	126,360	1999	A.E.S.A.	136,673	DP2	CoA
13	Navion Oceania	100%	126,355	1999	A.E.S.A.	136,328	DP2	CoA
14	Navion Hispania	100%	126,183	1999	A.E.S.A.	136,328	DP2	TC
15	Stena Alexita	50%	126,955	1998	Tsuneishi Zosen	138,947	DP2	TC
16	Navion Scandia	100%	126,749	1998	A.E.S.A.	136,673	DP2	CoA
17	Navion Britannia	100%	124,238	1998	A.E.S.A.	136,603	DP2	CoA
18	Peary Spirit	100%	109,289	2011	Samsung HI	116,448	DP2	TC
19	Scott Spirit	100%	109,289	2011	Samsung HI	116,448	DP2	CoA
20	Amundsen Spirit	100%	109,289	2010	Samsung HI	116,448	DP2	CoA
21	Nansen Spirit	100%	109,289	2010	Samsung HI	116,448	DP2	TC
22	Stena Natalita	50%	108,073	2001	Tsuneishi Zosen	116,511	DP2	CoA
23	Navion Oslo	100%	100,257	2001	Samsung HI	106,260	DP2	CoA
24	Navion Bergen	100%	105,641	2000	Sumitomo (Yokosuka)	115,568	DP1	BB
25	Navion Marita	100%	103,895	1999	Samsung HI	117,884	DP1	Available
26	Petroatlantic	100%	92,968	2003	Samsung HI	103,887	DP2	TC
27	Petronordic	100%	92,995	2002	Samsung HI	103,887	DP2	TC
28	ECC newbuild #1	100%	155,000	2017	Samsung HI	165,403	DP2	TC
29	ECC newbuild #2	100%	155,000	2017	Samsung HI	165,403	DP2	TC
30	ECC newbuild #3	100%	155,000	2018	Samsung HI	165,403	DP2	TC
31	NSS newbuild #1	100%	155,000	2019	Samsung HI	870,000	DP2	TC
32	NSS newbuild #2	100%	155,000	2020	Samsung HI	870,000	DP2	TC

(1) TC = Time Charter, BB = Bareboat, CoA = Contract of Affreightment

- High specification vessels primarily built in Japanese and Korean yards
- Stringent customer and regulatory standards require high-quality vessels
- Shuttle tankers equipped with dynamic positioning systems and retractable azimuth thrusters
- Multiple benefits to scale of the fleet:
  - Can offer CoA contracts, driving higher utilization
  - Market intelligence across multiple fields, basins and clients
  - Diversified revenue base across different production sites
  - Ease of vessel maintenance

45

Current Contract Status Shuttle tanker fleet – Time Charter Time Charter Firm Period Time Charter Option Period Bareboat Note: Vessels that will be hired under multiple contract types through the forecast period above are listed more than once between slides 46-48; Jasmine Knutsen and Heather Knutsen are chartered-in

Current Contract Status Shuttle tanker fleet – Bareboat Bareboat Time Charter Note: Vessels that will be hired under multiple contract types through the forecast period above are listed more than once between slides 46-48

Current Contract Status CoA Charterers include: Chevron, Hess, Aker BP, ENI, Draugen Transport, BP, Total, Repsol, Dana Petroleum, Shell International Trading and Shipping Co. Ltd, Norske Shell, OMV, Wintershall, Idemitsu, Rwe-Dea, Lundin, PGING, Ithaca, Premier, Enquest Shuttle tanker fleet – CoA Time Charter or Bareboat CoA Note: Vessels that will be hired under multiple contract types through the forecast period above are listed more than once between slides 46-48; Grena Knutsen and Heather Knutsen are chartered-in

Shuttle Tankers Segment: Historical Financials

Financial results of TOO's shuttle tanker segment

(Figures in USDmm)	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Revenue	$550.4	$516.8	$536.0	$590.6	$650.9	$534.5	$559.5	$573.3	$569.5	$552.0	$577.1	$541.8	$509.6
Voyage expenses	(69.4)	(68.3)	(88.4)	(114.2)	(169.6)	(85.2)	(104.5)	(95.9)	(104.4)	(99.5)	(105.6)	(82.8)	(62.8)
Net Revenue(1)	**$481.1**	**$448.5**	**$447.5**	**$476.5**	**$481.3**	**$449.3**	**$455.1**	**$477.4**	**$465.1**	**$452.5**	**$471.5**	**$459.0**	**$446.8**
Vessel operating expenses(2)	(76.2)	(75.2)	(80.3)	(104.1)	(130.0)	(140.8)	(143.8)	(186.6)	(161.0)	(153.0)	(159.4)	(128.2)	(124.0)
Time-charter hire expense	(177.6)	(169.7)	(165.6)	(150.5)	(132.2)	(117.2)	(89.8)	(74.5)	(57.0)	(56.7)	(31.1)	(51.1)	(62.5)
General and administrative(2)	(45.4)	(55.0)	(51.9)	(50.8)	(50.1)	(43.8)	(42.5)	(24.7)	(20.1)	(21.8)	(29.2)	(22.9)	(10.2)
CFVO(1)	**$181.9**	**$148.6**	**$149.7**	**$171.0**	**$168.9**	**$147.5**	**$179.0**	**$191.6**	**$227.0**	**$221.0**	**$251.8**	**$256.9**	**$250.1**
Avg. # of vessels (owned & chartered-in)	**36**	**36**	**34**	**37**	**37**	**36**	**35**	**36**	**36**	**34**	**35**	**34**	**31**

Source: TOO filings

(1) Refer to slide 50 for description of non-GAAP measures

(2) Ship management expenses prior to 2011 were included in general and administrative expenses. This has been reclassified in vessel operating expenses beginning in 2011

49

Non-GAAP Measures Definitions Net revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense. Net debt represents current and long-term debt less cash and cash equivalents and, if applicable, restricted cash.

Remaining TOO Assets

Firm Period Option Period 2021 2020 2017 2018 2019 2022 2023 Petrojarl Varg Idle Voyageur Spirit Premier Oil Cidade de Rio das Ostras Petrobras QGEP Piranema Spirit Petrobras Out to 2029 Cidade de Itajai (50%) Out to 2029 Petrobras Petrojarl Knarr Shell FPSOs Arendal Spirit Idle UMS Spot and short-term charters Towage 8 on the water towage vessels Current FPSO / UMS / Towage Fleet Contract Status Out to 2040